UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012.

Commission File Number 001-35100

Quest Rare Minerals Ltd.

(Translation of registrant’s name into English)

1155 University Street, Suite 1906, Montreal, Québec Canada, H3B 3A7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST RARE MINERALS LTD. (Registrant)

Date April 13, 2012	By	(Signed) Mark Schneiderman
(Signature) * Mark Schneiderman
Chief Financial Officer

*	Print the name and title under the signature of the signing officer.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

QUEST RARE MINERALS ISSUES FIRST QUARTER FINANCIAL STATEMENTS

Toronto, April 13, 2012 – Quest Rare Minerals Ltd. (TSX: QRM) (NYSE Amex: QRM) announces that it has issued its condensed interim financial statements and Management’s Discussion and Analysis for the first quarter ended January 31, 2012. These are Quest’s first interim financial statements prepared in accordance with IFRS. The interim financial statements and MD&A are available under Quest’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and on Quest’s website at www.questrareminerals.com.

The condensed interim financial statements show that:

-	as at January 31, 2012, Quest had a total of $42.3 million in cash and Canadian provincial and AAA-rated corporate bonds, compared to $48.3 million as at January 31, 2011

-	revenues for the quarter were $180,793 compared to $153,304 for the quarter ended January 31, 2011, and consisted of interest income earned on funds on deposit

-	expenses for the quarter were $914,354 compared to $7,702,920 for the quarter ended January 31, 2011

-	Quest reported a net loss of $557,870 for the quarter compared to a net loss of $7,550,716 for the quarter ended January 31, 2011.

Quest would like to take this opportunity to inform shareholders and interested parties that the Corporation’s Annual General Meeting will be held next Wednesday, April 18 at 10 a.m. at Le Centre Sheraton Montreal, Salon 7, 1201 René-Lévesque Blvd. West, Montreal. All Quest shareholders are encouraged to attend the meeting.

About Quest Rare Minerals

Quest Rare Minerals Ltd. is a Canadian-based exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. Quest is publicly listed on the TSX and NYSE Amex as “QRM” and is led by a highly-respected management and technical team with a proven mine finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. Quest recently filed a 43-101 Indicated and Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment (PEA) for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of the Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America. As a result of a marketed equity financing completed in October 2010, Quest has a strong working capital position of $47 million.

For further information please contact:

Peter J. Cashin

President & CEO

Tel: (416) 916-0777 or toll-free: 1-877-916-0777

Fax: (416) 916-0779

E-mail: info@questrareminerals.com

URL : www.questrareminerals.com